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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a).*

                              --------------------


                             MDI ENTERTAINMENT, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    552685109
                             ----------------------
                                 (CUSIP Number)

                               C. Gray Bethea, Jr.
                          Scientific Games Corporation
                          1500 Bluegrass Lakes Parkway
                            Alpharetta, Georgia 30004
                                 (770) 664-3700
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 25, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

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CUSIP(1)552685109                     13D                     Page 2 of 5 Pages
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
      Scientific Games Corporation, Scientific Games Holdings Corp., Scientific Games Finance Corporation, Scientific Games International, Inc.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    The shares of MDI Entertainment, Inc. reported on herein are     (a) [_]
      held by Scientific Games International, Inc., a wholly owned     (b) [X]
      indirect subsidiary of Scientific Games Corporation and of
      Scientific Games Holdings Corp., and a wholly owned subsidiary of Scientific Games Finance Corporation.
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5    N/A
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             708,333
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          708,333
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      708,333
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

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                  Schedule 13D of Scientific Games Corporation
               Respecting the Securities of MDI Enterprises, Inc.

Item 1.       Security and Issuer.

              This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of MDI Entertainment, Inc., a Delaware corporation ("MDI"), whose principal executive offices are located at 201 Ann Street, Hartford, Connecticut 06103.

Item 2.       Identity and Background.

              This statement on Schedule 13D is being filed by Scientific Games Corporation ("SGC"), Scientific Games Holdings Corp. ("SGHC"), Scientific Games Finance Corporation ("SGFC"), Scientific Games International, Inc. ("SGI") (collectively SGC, SGHC, SGFC and SGI referred to herein as, "Scientific Games"). SGC is organized under the laws of the State of Delaware and its principal place of business is 750 Lexington Avenue, 25th Floor, New York, New York 10022. SGHC, SGFC and SGI are all organized under the laws of the State of Delaware and all have their principal place of business at 1500 Bluegrass Lakes Parkway, Alpharetta, Georgia 30004. Scientific Games is the leading integrated supplier of instant tickets, systems and services to lotteries, and the leading supplier of wagering systems and services to pari-mutuel operators. It is also a licensed pari-mutuel gaming operator in Connecticut and the Netherlands and is a leading supplier of prepaid phone cards to telephone companies.

              Scientific Games has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, to which this statement makes no reference) nor has Scientific Games, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Sources and Amount of Funds or Other Consideration.

              Scientific Games is filing this statement on Schedule 13D as a result of the execution of a Letter of Intent dated February 25, 2002 between SGC and MDI, filed as Exhibit 99.1 on SGC's Form 8-K dated February 26, 2002, and incorporated by reference as Exhibit 10.1 hereto, and not as a result of any acquisition of MDI common stock by Scientific Games.

Item 4.       Purpose of Transaction.

              Pursuant to that certain Letter of Intent, dated February 25, 2002, between SGC and MDI (the "Letter of Intent"), (the complete text of which is incorporated herein by reference from SGC's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 26, 2002, as Exhibit 99.1), SGC shall, subject to the terms and conditions set forth therein, acquire all the issued and outstanding shares of capital stock of MDI by means of a tax-

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free merger (the "Merger") in which a newly created subsidiary of SGC will merge into MDI and MDI will become a wholly-owned subsidiary of SGC. The merger consideration to the shareholders of MDI will be SGC common stock with a value of $2.10 per share of MDI common stock. The value of shares of SGC common stock shall be based on an average of the daily closing prices (the "Average Price") of such stock over the thirty calendar day proceeding the closing of the Merger. It is both parties' condition to closing that the Average Price of SGC's common stock not be less than $7.50 at the closing.

              A number of shares of SGC stock to be received by Steve
Saferin, the Chairman and Chief Executive Officer of MDI ("Mr.Saferin"), having an Average Price at the closing of $1,846,845 will be placed in escrow, provided that such shares shall be subject to release over a four-year period based on Mr. Saferin's continuing employment and MDI achieving certain EBITDA targets pursuant to a new employment agreement to be entered into in connection with he Merger. Mr. Saferin's existing employment agreement will be terminated without any change in control or other extraordinary payment thereunder. Mr. Saferin will enter into a new four (4) year employment agreement as of the closing of the Merger.

              At SGC's election, if permitted under the applicable agreements, MDI employee stock options will be converted into either (i) SGC options for SGC common stock with the same aggregate exercise price as the issued and outstanding MDI options and for the number of SGC shares as MDI shares underlying the options would have entitled the holder to receive in connection with the Merger, or (ii) into SGC shares based on the spread calculated on the difference between the option exercise price and the merger consideration value as in connection with the Merger.

              At SGC's election, if permitted under the applicable agreements, MDI Directors' non-qualified stock options will also be converted into SGC options, or into SGC shares, in the same manner as MDI employee stock options. At SGC's election, if permitted under the applicable agreements, warrants will be converted into either SGC warrants or SGC shares in the same manner as MDI employee options.

              The preceding summary of certain provisions of the Letter of Intent is not intended to be complete and qualified in their entirety by reference to the full text of such agreement, a copy of which is incorporated by reference as Exhibit 10.1 hereto.

Item 5.       Interest in Securities of the Issuer.

(a) and (b)   As of the date of this filing, SGI beneficially owns 708,333 shares of MDI common stock, par value $.001 per share. Such ownership represents 6.3% of the outstanding common stock of MDI. SGI is a wholly owned indirect subsidiary of SGC and of SGHC, and a wholly owned subsidiary of SGFC.

              SGI, SGC, SGHC and SGFC have shared power to both vote and dispose of the 708,333 shares of MDI common stock.

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              Other than as described above, Scientific Games does not
beneficially own any shares of common stock of MDI. To the knowledge of Scientific Games, none of Scientific Games' executive officers or directors individually beneficially own any shares of Common Stock of MDI.

              (c) To the knowledge of Scientific Games, there have been no transactions in shares of Common Stock of MDI by any of Scientific Games' executive officers or directors during the past 60 days.

              (d) Not applicable.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              Not applicable.

Item 7.       Material to be Filed as Exhibits.

              10.1 Letter of Intent, dated as of February 25, 2002, between Scientific Games Corporation and MDI Entertainment, Inc., a copy of which is incorporated by reference to Scientific Games Corporation's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 26, 2002.

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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2002
                                  SCIENTIFIC GAMES CORPORATION

                                           By: /s/ Martin E. Schloss
                                           Name: Martin E. Schloss
                                           Its: Vice President

                                  SCIENTIFIC GAMES HOLDINGS CORP.

                                           By: /s/ Martin E. Schloss
                                           Name: Martin E. Schloss
                                           Its: Vice President

                                  SCIENTIFIC GAMES FINANCE CORPORATION

                                           By: /s/ Martin E. Schloss
                                           Name: Martin E. Schloss
                                           Its: Vice President

                                  SCIENTIFIC GAMES INTERNATIONAL, INC.

                                           By: /s/ Martin E. Schloss
                                           Name: Martin E. Schloss
                                           Its: Vice President